Exhibit 99.1

PROPOSAL LETTER

April 17, 2012

The Board of Directors

Shengtai Pharmaceuticals, Inc.

Changda Road East, Development District, Changle County
Shandong, China 262400

Dear Sirs:

I, Qingtai Liu, am pleased to submit this preliminary non-binding proposal (the "Proposal") to acquire all of the common stock of Shengtai Pharmaceutical, Inc. (the "Company") that are not currently owned by me or my affiliates in a going-private transaction (the "Acquisition").

I believe that my proposal of $1.65 in cash per share of common stock of the Company, will provide a very attractive alternative to the Company's public stockholders. My proposal represents a premium of approximately 40% to the volume-weighted average closing price during the last 90 trading days and a premium of approximately 50% to the Company's closing price on April 17, 2012.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident that an Acquisition can be closed on the basis as outlined in this letter.

1. Purchase Price.
The consideration payable for each share of common stock of the Company (other than those held by me and my affiliates) will be $1.65 in cash.

2. Financing.
I intend to finance the Transaction with a combination of debt and equity capital.

At this time there is no arrangement whatsoever with any stockholder of the Company or potential source of debt or equity financing for the Acquisition, and I do not propose to make any commitment prior to reaching transaction terms approved by the board of directors of the Company.

3. Due Diligence.
Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing under a customary form of confidentiality agreement.

4. Definitive Agreements.
I am prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") providing for the Acquisition and related transactions very promptly. These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

5. Confidentiality.
I and my affiliates intend to jointly and promptly file a Schedule 13D to disclose this Proposal and my intention as discussed with the board of directors of the Company. However, I am sure you will agree that it is in all of our interests to proceed in a confidential manner, other than as required by law, until definitive agreements providing for a transaction have been executed or we have terminated our discussions.

6. Process.
I believe that the Acquisition will provide superior value to the Company's public stockholders. I recognize that the board of directors of the Company will evaluate the Proposal independently before it can make its determination to endorse the Acquisition. Given my involvement in the proposed Acquisition, I also recognize that independent members of the Board will proceed to consider the proposed Acquisition. In considering my offer, you should be aware that I am interested only in acquiring the common stock of the Company that I and my affiliates do not already own, and that we do not intend to sell my stake in the Company to a third party.

7. Advisors.
I am going to retain my legal counsel in connection with the Proposal and the Acquisition.

8. No Binding Commitment.
This Proposal does not constitute any binding commitment with respect to the Acquisition or any other transaction. Any commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to personally express my sincerity to work with the board of directors of the Company to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

*    *   *    *

By:	/s/ Qingtai Liu

Name:	Qingtai Liu

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